EXHIBIT 99.2

CERTIFICATIONS

In connection with the annual report of Repsol Oil & Gas Canada Inc. (the “Company”) on Form 40-F for the fiscal year ended December 31, 2015, as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Luis Cabra Dueñas, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1.                                      The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2.                                      The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

February 26, 2016

By:	/s/ LUIS CABRA DUEÑAS
Name:	Luis Cabra Dueñas
Title:	Chief Executive Officer

CERTIFICATIONS

In connection with the annual report of Repsol Oil & Gas Canada Inc. (the “Company”) on Form 40-F for the fiscal year ended December 31, 2015, as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, David Newby, Senior Vice-President, Finance, Treasurer and Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1.                                      The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2.                                      The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

February 26, 2016

By:	/s/ DAVID NEWBY
Name:	David Newby
Title:	Senior Vice-President, Finance, Treasurer and Chief Financial Officer